Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

JD.com, Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

DATE OF BOARD RESOLUTION IN RELATION

TO SPECIAL DIVIDEND

We announce that the board of directors of the Company (the “Board”) is considering the declaration and payment of a special dividend in cash. If the Board decides to proceed, the declaration of dividend will be adopted by Board resolution on or around May 4, 2022 (Hong Kong time).

By Order of the Board of Directors
JD.com, Inc.
Mr. Richard Qiangdong Liu
Chairman of the Board of Directors

Hong Kong, April 21, 2022

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Mr. Lei XU as the executive director, Mr. Ming HUANG, Mr. Louis T. HSIEH, Mr. Dingbo XU and Ms. Caroline SCHEUFELE as the independent directors.